08003760

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/GC-2008/CS-0627

RECEIVED
2008 JUL 14 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's announcement dated 30 June 2008 regarding the appointment of Mr. Sunny Yeung Kwong as an Executive Director with effect from 1 July 2008.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

PROCESSED
JUL 1 6 2008
THOMSON REUTERS

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

7/15

H:\Maisy\FC\Announcement\1.7.2008_Appointment of NY & SY\SY_SL\Letter - ADR.doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Sino Land Company Limited (the "Company") is pleased to announce that Mr. Sunny Yeung Kwong will be appointed as an Executive Director of the Company with effect from 1st July, 2008.

Mr. Yeung, aged 53, joined the Company in 2005 and has been an Associate Director of the Company since 2006. Mr. Yeung holds degrees in both Law and Architecture, is a Registered Architect, a non-practising Barrister, and a Fellow of the Chartered Institute of Arbitrators. Mr. Yeung is currently in charge of Sino Property Services ("SPS"), the property management arm of the Sino Group with a 6,500 headcount. SPS provides comprehensive property management services and is composed of 4 key business units, Sino Estates Management Limited, Sino Security Services Limited, Sino Parking Services Limited and Best Result Cleaning Services Limited.

Mr. Yeung does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Yeung does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no director's service contract entered into between Mr. Yeung and the Company. There will be no fixed term of Mr. Yeung's service as a director of the Company but he will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company.

The Company's emolument policy is to ensure that the remuneration offered to employees, including Executive Directors and senior management, is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each Director. Mr. Yeung will be entitled to an annual director's fee of HK$20,000 or such sum of director's fee to be fixed by the Board pursuant to the authority granted by the shareholders at the annual general meetings. Under his contract of employment, he receives an annual salary which together with other benefits amounts to approximately HK$2,900,000 and will be eligible to receive performance related discretionary bonus. He will also be entitled to participate in a provident fund maintained by the Company.

Save as disclosed above, there is no other matters relating to the appointment of Mr. Yeung that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board expresses its warm welcome to Mr. Yeung on joining the Board.

By Order of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 30th June, 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Ringo Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END